Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2019 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2019 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

On 25 April 2019, the 2019 First Quarter Report of the Company was considered and approved at the thirteenth meeting of the sixth session of the Board of Directors of the Company. Of the ten Directors of the Company, eight attended the Board Meeting. Chairman and Executive Director Wang Bin, Executive Director Su Hengxuan, Non-executive Directors Yuan Changqing and Yin Zhaojun, and Independent Non-executive Directors Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie attended the meeting. Executive Director Xu Haifeng and Non-executive Director Liu Huimin could not attend the meeting due to other business, and gave written authorization to Executive Director Su Hengxuan and Non-executive Director Yin Zhaojun, respectively, to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2019 first quarter financial report is unaudited.

1.4

Mr. Wang Bin, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Accounting Department, confirm that the financial reports in this 2019 first quarter report are true, accurate and complete.

2.	The Company’s Basic Information

2.1	Major financial data

		Currency: RMB
	As at 31 March 2019	As at 31 December 2018	Increase/(decrease) compared to 31 December 2018
Total assets (million)	3,373,287	3,254,403	3.7%
Total equity holders’ equity (million)	364,356	318,371	14.4%
Ordinary share holders’ equity per share (RMB per share)	12.62	10.99	14.8%

	For the three months ended 31 March 2019	For the three months ended 31 March 2018	Increase/(decrease) compared to the same period of 2018
Net cash flows from operating activities (million)	111,765	22,782	390.6%
Net cash flows from operating activities per share (RMB per share)	3.95	0.81	390.6%
Operating income (million)	312,226	264,892	17.9%
Net profit attributable to equity holders of the Company (million)	26,034	13,518	92.6%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	26,045	13,589	91.7%
Earnings per share (basic and diluted) (RMB per share)	0.92	0.48	93.2%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.92	0.48	92.2%
Weighted average ROE (%)	7.74	4.19	An increase of 3.55 percentage points
Weighted average ROE after deducting non-recurring items (%)	7.75	4.21	An increase of 3.54 percentage points

Note:

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

In the first quarter of 2019, facing the complicated and severe external environment, the Company steadily proceeded with all tasks by closely adhering to the strategic deployment of “China Life Revitalization”, and achieved the coordinated development of scale and value. The Company continuously maintained its leading market position with a good momentum for China Life Revitalization. Firstly, the Company recorded a relatively rapid growth in its core businesses. In the first quarter of 2019, the Company achieved revenues from insurance business1 of RMB272,353 million, an increase of 11.9% year-on-year. First-year regular premiums amounted to RMB66,780 million, an increase of 9.1% year-on-year. Renewal premiums amounted to RMB178,401 million, an increase of 13.5% year-on-year. Short-term insurance premiums amounted to RMB26,479 million, an increase of 68.5% year-on-year. Secondly, the premium structure was further optimized. During the reporting period, the percentage of first-year regular premiums in premiums from long-term insurance of new policies was 98.97%, an increase of 12.23 percentage points from the corresponding period of 2018. The percentage of renewal premiums in total premiums was 65.50%, a slight increase from the corresponding period of 2018. The protection-oriented business developed rapidly. In the first quarter of 2019, the surrender rate of the Company was 0.62%, a decrease of 3.34 percentage points year-on-year. Thirdly, the sales forces expanded with enhanced quality. As at the end of the reporting period, the total number of sales forces from all channels of the Company was approximately 1.89 million. In particular, the number of exclusive individual agents was 1.537 million, and the number of sales representatives in the bancassurance channel was 0.276 million. The monthly average productive agents from the exclusive individual agent channel increased by 37.9% year-on-year, the monthly average number of agents selling protection- oriented insurance products rose by 59.8% year-on-year, and the monthly average active insurance planners for long-term business in the bancassurance channel grew by 58.7% year- on-year. Fourthly, the Company proactively took advantage of investment opportunities and investment income was improved significantly year-on-year. As at 31 March 2019, the Company’s investment assets reached RMB3,189,483 million, an increase of 2.7% from the end of 2018. The Company continued to adhere to its investment strategies of making long- term investment, value-oriented investment and prudent investment, and flexibly paced its fixed-income investments by studying and assessing the interest rate movements in the market. For equity investments, stock positions were maintained at a reasonable level. The Company carried out active trading operations and optimized investment portfolios by seizing the market opportunities in the first quarter, as a result of which, income from equity investments increased significantly year-on-year. In the first quarter of 2019, the gross investment income2 of the Company was RMB50,888 million. The annualized gross investment yield3 was 6.71%, an increase of 2.79 percentage points year-on-year. The annualized net investment yield4 was 4.31%, a decrease of 0.05 percentage point year-on-year.

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets

Net investment income includes interest income from debt investments, interest income from deposits, dividends and bonus from equity investments, interest income from loans, net income from investment properties, and net income from share of profit of associates and joint ventures, etc.

[3]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/90}×365. Figures of previous years were adjusted on the same basis.

[4]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2]/90}×365. Figures of previous years were adjusted on the same basis.

During the reporting period, net profit attributable to equity holders of the Company was RMB26,034 million, an increase of 92.6% year-on-year; the value of new business for the first quarter grew by 28.3% year-on-year. The core solvency ratio and comprehensive solvency ratio of the Company were 252.03% and 262.58%, respectively.

For the next stage, the Company will continue to adhere to the strategic deployment of “China Life Revitalization”, uphold the core strategy of “centering on customers and focusing on basic operational units; focusing on business value and emphasizing on broader individual insurance business”, and stick to the operating guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services and guarding against risks” to accelerate the development of its protection-oriented business, continue to strengthen the sales force, enhance competence in the large- and medium-sized cities, and step up efforts in risk prevention and control, so as to boost the high-quality business development of the Company.

Non-recurring Items and Amounts

RMB million
Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	–
Government subsidies recognized in current gains/(losses)	20
Net non-recurring items other than those mentioned above	(35)
Effect of income tax	4
Attributable to non-controlling interests	–
Total	(11)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 117,981 Number of H Share shareholders: 27,744

Particulars of the top ten shareholders					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.90%	7,320,393,311	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.56%	723,937,634	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.16%	44,719,118	—	—
China International Television Corporation	State-owned Legal person	0.07%	18,452,300	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.05%	14,391,874	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—
Industrial and Commercial Bank of China Limited – Guangfa Jufeng Blend Securities Investment Fund	Other	0.03%	9,885,584	—	—

Details of shareholders

1. HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Both Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund and Industrial and Commercial Bank of China Limited – Guangfa Jufeng Blend Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐    Applicable                 ✓    Not applicable

3.	Significant Events

3.1 Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓    Applicable                 ☐    Not applicable

(1) Changes in key financial indicators and the reasons

				RMB million
Key financial indicators	As at 31 March 2019	As at 31 December 2018	Increase/ (decrease)	Main reasons
Total assets	3,373,287	3,254,403	3.7%	Accumulation of the assets from insurance business and investment business
Total liabilities	3,003,848	2,931,113	2.5%	An increase in insurance reserves
Total equity holders’ equity	364,356	318,371	14.4%	Due to the effect of profits and an increase in other comprehensive income during the Reporting Period

				RMB million
Key financial indicators	For the three months ended 31 March 2019	For the three months ended 31 March 2018	Increase/ (decrease)	Main reasons
Operating profit	33,337	17,968	85.5%	A significant year-on-year increase in the income from open market equity investments due to the sharp rise of the domestic stock market
Net profit attributable to equity holders of the Company	26,034	13,518	92.6%	A significant year-on-year increase in the income from open market equity investments due to the sharp rise of the domestic stock market

(2) Material changes in major accounting items and the reasons

				RMB million
Key financial indicators	As at 31 March 2019	As at 31 December 2018	Increase/ (decrease)	Main reasons
Cash fund	68,555	52,586	30.4%	The needs for liquidity management
Securities purchased under agreements to resell	32,086	9,905	223.9%	The needs for liquidity management
Premiums receivables	55,967	15,648	257.7%	The accumulation of renewal premiums
Securities sold under agreements to repurchase	41,578	192,141	-78.4%	The needs for liquidity management
Unearned premium reserves	25,163	11,432	120.1%	An increase in short-term insurance business and the timing differences of business schedule
Other comprehensive income	17,482	(5,614)	N/A	An increase in fair value of available-for-sale securities

				RMB million
Key financial indicators	For the three months ended 31 March 2019	For the three months ended 31 March 2018	Increase/ (decrease)	Main reasons
Investment income	38,940	28,173	38.2%	An increase in spread income of financial assets
Fair value gains/ (losses)	13,945	(735)	N/A	Fluctuation of the market value of equity financial assets at fair value through profit or loss
Surrenders	15,019	88,145	-83.0%	A decrease in the surrender of certain insurance products
Increase in insurance contracts reserve	176,232	64,879	171.6%	Due to the combined impact of the Company’s business growth and a decrease in surrenders
Underwriting and policy acquisition costs	25,806	18,635	38.5%	Due to the Company’s business growth and restructuring
Impairment losses	2,029	509	298.6%	An increase in equity investment assets qualified for impairment

3.2 Explanation and analysis of significant events and their impacts and solutions

☐    Applicable                      ✓     Not applicable

3.3 Undertakings were not implemented in due time during the reporting period

✓    Applicable                     ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co- owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable     ✓  Not applicable

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 25 April 2019

4.	Appendix

4.1	Balance sheet as at 31 March 2019 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 31 March 2019 Group	As at 31 December 2018 Group	As at 31 March 2019 Company	As at 31 December 2018 Company
Assets
Cash fund	68,555	52,586	63,232	47,896
Financial assets at fair value through profit or loss	144,292	138,716	129,691	125,303
Securities purchased under agreements to resell	32,086	9,905	31,848	9,066
Interest receivables	42,317	48,094	41,790	47,644
Premiums receivables	55,967	15,648	55,967	15,648
Receivables from reinsurers	405	731	405	731
Unearned premium reserves receivable from reinsurers	378	370	378	370
Claim reserves receivable from reinsurers	177	140	177	140
Reserves for life insurance receivables from reinsurers	474	391	474	391
Reserves for long-term health insurance receivables from reinsurers	2,772	2,732	2,772	2,732
Other receivables	18,218	18,601	16,067	16,384
Loans	497,830	450,251	490,468	445,117
Term deposits	544,834	559,341	539,583	553,428
Available-for-sale financial assets	866,759	870,533	855,110	858,936
Held-to-maturity investments	809,584	806,717	808,880	806,050
Long-term equity investments	209,447	201,661	224,387	215,643
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	9,763	9,747	3,497	3,525
Constructions in progress	17,868	16,901	14,982	14,030
Fixed assets	29,124	29,566	27,930	28,362
Right-of-use assets	2,794	—	2,761	—
Intangible assets	8,062	8,119	7,372	7,419
Deferred tax assets	—	1,257	—	817
Other assets	5,238	6,054	5,003	5,830
Separate account assets	10	9	10	9

Total Assets	3,373,287	3,254,403	3,328,437	3,211,124

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.1	Balance sheet as at 31 March 2019 (unaudited) (continued)

	RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 31 March 2019 Group	As at 31 December 2018 Group	As at 31 March 2019 Company	As at 31 December 2018 Company
Liabilities
Short-term borrowings	956	993	—	—
Financial liabilities at fair value through profit or loss	2,178	2,680	—	—
Derivative financial liabilities	—	1,877	—	1,877
Securities sold under agreements to repurchase	41,578	192,141	38,969	188,932
Premiums received in advance	2,641	46,650	2,641	46,650
Brokerage and commission payable	8,033	5,268	8,033	5,268
Reinsurance payable	851	1,215	851	1,215
Salary and welfare payable	10,374	11,689	9,230	10,614
Taxes payable	6,253	3,296	5,966	2,941
Claims payable	50,849	49,465	50,849	49,465
Policyholder dividends payable	100,538	85,071	100,538	85,071
Other payable	13,466	13,322	12,486	12,275
Policyholder deposits	264,142	255,425	264,142	255,425
Unearned premium reserves	25,163	11,432	25,163	11,432
Claim reserves	15,322	14,805	15,322	14,805
Reserves for life insurance	2,252,121	2,082,425	2,252,121	2,082,425
Reserves for long-term health insurance	113,388	107,369	113,388	107,369
Long-term borrowings	18,807	19,157	—	—
Bonds payable	34,988	—	34,988	—
Lease liabilities	2,424	—	2,402	—
Deferred tax liabilities	9,655	—	10,052	—
Other liabilities	30,111	26,824	18,057	17,346
Separate account liabilities	10	9	10	9

Total liabilities	3,003,848	2,931,113	2,965,208	2,893,119

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	54,657	54,945	54,000	54,288
Accumulated other comprehensive income	17,482	(5,614)	17,322	(5,678)
Surplus reserve	68,029	68,029	67,981	67,981
General reserve	31,948	31,933	31,447	31,447
Retained earnings	156,184	133,022	156,423	133,911

Attributable to equity holders of the Company	364,356	318,371

Non-controlling interests	5,083	4,919

Total equity	369,439	323,290	363,229	318,005

Total liabilities and equity	3,373,287	3,254,403	3,328,437	3,211,124

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2019 (unaudited)

		RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019	2018	2019	2018
	Group	Group	Company	Company
1 Operating income	312,226	264,892	310,383	263,866
Premiums earned	257,552	235,657	257,552	235,657
Premium income	272,353	243,420	272,353	243,420
Including: Reinsurance premium income	1	3	1	3
Less: Premiums ceded to reinsurers	(1,078)	(991)	(1,078)	(991)
Change in unearned premium reserves	(13,723)	(6,772)	(13,723)	(6,772)
Investment income	38,940	28,173	38,931	28,069
Including: Share of profit of associates and joint ventures	2,174	1,417	2,348	1,588
Other gains	12	10	12	10
Fair value gains/(losses)	13,945	(735)	13,220	(676)
Foreign exchange gains/(losses)	188	100	(150)	(319)
Other operating income	1,589	1,688	818	1,126
Gains/(losses) on disposal of assets	—	(1)	—	(1)
2 Operating expenses	(278,889)	(246,924)	(278,006)	(246,523)
Surrenders	(15,019)	(88,145)	(15,019)	(88,145)
Claims expense	(41,186)	(57,819)	(41,186)	(57,819)
Less: Claims recoverable from reinsurers	847	452	847	452
Increase in insurance contracts reserve	(176,232)	(64,879)	(176,232)	(64,879)
Less: Insurance reserves recoverable from reinsurers	160	183	160	183
Policyholder dividends resulting from participation in profits	(5,775)	(5,151)	(5,775)	(5,151)
Tax and surcharges	(139)	(135)	(117)	(126)
Underwriting and policy acquisition costs	(25,806)	(18,635)	(25,806)	(18,635)
Administrative expenses	(8,256)	(7,429)	(7,737)	(7,022)
Less: Expenses recoverable from reinsurers	48	59	48	59
Other operating expenses	(5,502)	(4,916)	(5,160)	(4,931)
Impairment losses	(2,029)	(509)	(2,029)	(509)

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2019 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019	2018	2019	2018
	Group	Group	Company	Company
3 Operating profit	33,337	17,968	32,377	17,343

Add: Non-operating income	25	6	24	6
Less: Non-operating expenses	(50)	(101)	(50)	(101)

4 Net profit before income tax	33,312	17,873	32,351	17,248

Less: Income tax expenses	(7,116)	(4,214)	(6,982)	(4,130)

5 Net profit	26,196	13,659	25,369	13,118

According to operating continuity:
– Net profit from continuing operations	26,196	13,659	25,369	13,118
According to ownership of the company:
– Equity holders of the Company	26,034	13,518
– Non-controlling interests	162	141
6 Earnings per share
Basic earnings per share	RMB0.92	RMB0.48
Diluted earnings per share	RMB0.92	RMB0.48

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2019 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019	2018	2019	2018
	Group	Group	Company	Company
7 Other Comprehensive income	23,082	842	22,984	969
Other comprehensive income attributable to equity holders of the Company (net of tax)	23,080	858
Other comprehensive income that may be reclassified to profit or loss	23,080	858	22,984	969
Fair value gains/(losses) on available-for-sale financial assets	34,802	(506)	34,679	(407)
Less: Amount transferred to net profit from other comprehensive income	(3,003)	1,434	(2,977)	1,441
Portion of fair value changes on available- for-sale financial assets attributable to participating policyholders	(9,268)	(332)	(9,268)	(332)
Other comprehensive income that may be transferred to profit or loss under the equity method	666	324	666	324
Exchanges differences on translating foreign operations	(117)	(62)	(116)	(57)
Other comprehensive income that will not be reclassified to profit or loss	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	2	(16)

8 Total Comprehensive income	49,278	14,501	48,353	14,087

– Attributable to equity holders of the Company	49,114	14,376
– Attributable to non-controlling interests	164	125

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2019 (unaudited)

		RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019	2018	2019	2018
	Group	Group	Company	Company
1 Cash flows from operating activities
Premiums received	187,527	207,189	187,527	207,189
Net increase in policyholder deposits	8,861	4,033	8,861	4,033
Net cash received from financial assets at fair value through profit or loss	6,937	—	9,324	—
Cash received from other operating activities	2,957	2,101	2,006	1,006

Sub-total of cash inflows from operating activities	206,282	213,323	207,718	212,228

Cash paid for claims	(54,821)	(143,436)	(54,821)	(143,436)
Net cash paid for reinsurance business	(222)	(293)	(222)	(293)
Cash paid for brokerage and commission fees	(23,040)	(16,664)	(23,040)	(16,664)
Cash paid for policyholder dividends	(2,665)	(3,546)	(2,665)	(3,546)
Cash paid to and for employees	(6,150)	(6,127)	(5,873)	(5,704)
Cash paid for taxes and surcharges	(1,755)	(1,572)	(1,435)	(1,389)
Net cash paid for financial assets at fair value through profit or loss	—	(11,416)	—	(11,341)
Net cash paid for financial liabilities at fair value through profit or loss	(729)	(13)	—	—
Cash paid for other operating activities	(5,135)	(7,474)	(4,777)	(6,605)

Sub-total of cash outflows from operating activities	(94,517)	(190,541)	(92,833)	(188,978)

Net cash flows from operating activities	111,765	22,782	114,885	23,250

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2019 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019 Group	2018 Group	2019 Company	2018 Company
2 Cash flows from investing activities
Cash received from sales and redemption of investments	287,661	191,851	282,157	185,990
Cash received from investment income	37,152	33,386	35,827	32,198
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	—	13	—	13
Net cash received from securities purchased under agreements to resell	—	15,682	—	15,394
Net cash received from the disposal of subsidiaries and other business units	1,419	—	1,432	351

Sub-total of cash inflows from investing activities	326,232	240,932	319,416	233,946

Cash paid for investments	(277,277)	(243,158)	(271,479)	(237,521)
Net increase in policy loans	(7,094)	(8,556)	(7,094)	(8,556)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,808)	(2,344)	(1,617)	(1,526)
Net cash paid from securities purchased under agreements to resell	(22,211)	—	(22,782)	—
Net cash paid for the acquisition of subsidiaries and other business units	—	(753)	—	—
Cash paid for other investing activities	—	(299)	—	—

Sub-total of cash outflows from investing activities	(308,390)	(255,110)	(302,972)	(247,603)

Net cash flows from investing activities	17,842	(14,178)	16,444	(13,657)

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2019 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2019	2018	2019	2018
	Group	Group	Company	Company
3 Cash flows from financing activities
Cash received from investment	2,625	16	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	2,625	16	—	—
Proceeds from issuance of bonds	34,988	—	34,988	—
Cash received from borrowings	—	734	—	—
Net cash received from securities sold under agreements to repurchase	—	3,783	—	4,604
Cash received from other financing activities	132	—	—	—

Sub-total of cash inflows from financing activities	37,745	4,533	34,988	4,604

Cash paid for dividends and interests and repaid for lenders	(904)	(1,905)	(749)	(882)
Net cash paid for securities sold under agreements to repurchase	(150,076)	—	(149,963)	—
Cash paid for other financing activities	(197)	—	(182)	—

Sub-total of cash outflows from financing activities	(151,177)	(1,905)	(150,894)	(882)

Net cash flows from financing activities	(113,432)	2,628	(115,906)	3,722

4 Effect of changes in foreign exchange rate on cash and cash equivalents	(105)	(124)	(91)	(84)

5 Net increase/(decrease) in cash and cash equivalents	16,070	11,108	15,332	13,231

Add: Opening balance of cash and cash equivalents	50,809	48,586	47,904	44,186

6 Closing balance of cash and cash equivalents	66,879	59,694	63,236	57,417

Wang Bin	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department